

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2020

Jeffery Strickland
Chief Financial Officer
Atrion Corporation
One Allentown Parkway
Allen, TX 75002

> **Re: Atrion Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 2, 2020**
> **Form 10-K for the Fiscal Year Ended December 31, 2018**
> **Filed February 26, 2019**
> **File No. 001-32982**

Dear Mr. Strickland:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: B. G. Minisman, Jr., Esq.